                                                              EXHIBIT (a)(1)(CC)

Timing of closing of Trilogy acquisition

A number of employees have raised questions regarding the timing of the closing of the merger, which is the second and final step of the closing of the Trilogy acquisition.

The tender offer must be completed prior to the closing of the merger. The tender offer was launched on November 6, 2000 and is currently scheduled to expire at midnight on December 6, 2000, but it may be extended by Trilogy.

Currently, Trilogy owns approximately 62% of the outstanding shares of pcOrder. If, following the tender offer, Trilogy owns 90% or more of the outstanding shares, Trilogy can promptly accomplish a "short-form" merger and finish the acquisition without having to obtain approval of the merger by our stockholders.

Even if Trilogy does not own 90% or more of the outstanding shares following the completion of the tender offer, it will nevertheless own enough shares to assure that the merger receives the required approval of our stockholders. However, because of SEC and Delaware law requirements, it will still take several weeks after the closing of the tender offer to complete the merger in that case.

We expect that we will be able to provide you with more information on timing by December 7.

If it appears that the closing of the merger will extend beyond December, we will then meet with Trilogy and with our Board of Directors to re-evaluate the timing of separation of our employees and the compensation elements surrounding separation.